Exhibit 77C

ROYCE MICRO-CAP TRUST, INC.

At the 2004 Annual Meeting of Stockholders held on September 28, 2004, the Fund's stockholders elected those members of the Board of Directors whose terms would otherwise have expired at the completion of the 2004 Annual Meeting, consisting of (a) Mark R. Fetting, (b) Richard M. Galkin, (c) William L. Koke, (d) Arthur S. Mehlman and (e) David L. Meister.
	Common Stock and Preferred Stock Voting Together As A Single Class			Preferred Stock Voting As A Separate Class
	Votes For	Votes Against	Votes Abstained	Votes For	Votes Against	Votes Abstained

(a)	20,558,869	N/A	142,202	N/A	N/A	N/A
(b)	20,542,698	N/A	158,193	N/A	N/A	N/A
(c)	N/A	N/A	N/A	1,961,756	N/A	19,834
(d)	20,567,831	N/A	133,510	N/A	N/A	N/A
(e)	N/A	N/A	N/A	1,963,956	N/A	17,634